Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

On January 27, 2016, a reform to the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), published in the Diario Oficial de la Federación (the Official Gazette of the Federation) ended the practice of using the minimum wage as a reference unit for purposes of calculating fines and other government imposed penalties. Following this reform, the Sistema Nacional de Información Estadistica y Geográfica (National System of Statistics and Geographical Information) will create a new measurement unit that will be used as the basis for the calculation fines and other government imposed penalties in place of the minimum wage.

On January 29, 2016, a political reform to the Constitution was published in the Official Gazette of the Federation to transform the name of the Distrito Federal into Ciudad de México and to make it a new state within Mexico with full political and administrative autonomy as enjoyed by all other Mexican states. Ciudad de México will continue to serve as the seat of the powers of the Union and as the capital of Mexico. Ciudad de México’s boroughs will become territorial demarcations (Alcaldías). The Mayor of Ciudad de México will have the exclusive power to propose a draft for the new Constitution of Ciudad de México and a Constitutional Assembly will vote on the new Constitution. This Assembly will comprise 100 constituent deputies. Six will be appointed by the President of Mexico and six by the Mayor of Ciudad de México. Each of the Senado de la República (Senate) and the Cámara de Diputados (Chamber of Deputies) will vote and elect fourteen deputies. The remaining 60 will be elected through a proportional representation voting process organized by the Instituto Nacional Electoral (National Electoral Institute).

On February 8, 2016, the President of Mexico announced the appointment of three new cabinet members, including the former General Director of the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), José Antonio González Anaya, who was appointed as the new General Director of Petróleos Mexicanos (PEMEX), the former Federal Commissioner of the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection Against Sanitary Risk), Mikel Andoni Arriola Peñalosa, who was appointed as the new General Director of IMSS and the former dean of the Universidad Nacional Autónoma de México (National University of Mexico), José Narro Robles, who was appointed as the new Minister of Health.

On January 17, 2016, extraordinary elections for Governor in Colima were held and the results indicated that José Ignacio Peralta of the coalition of the Partido Revolucionario Institucional (Institutional Revolutionary Party or PRI), Partido Verde Ecologista de México (Ecological Green Party), Partido del Trabajo (Labor Party) and Partido Nueva Alianza (New Alliance Party) had received the most votes. The Federal Electoral Court validated the election on February 10, 2016.

An extraordinary election for Deputy of the First Federal Electoral District of Jesús Maria, Aguascalientes took place in December 2015 and the coalition of the Partido Acción Nacional (PAN) and the New Alliance Party won the election. As a result, the composition of the Federal Chamber of Deputies became as follows:

Party Representation in Chamber of Deputies

PRI	208
National Action Party	109
Democratic Revolution Party	60
Ecological Green Party	42
National Regeneration Movement	36
Social Encounter Party	8
Citizen Movement Party	25
New Alliance Party	11
Unaffiliated	1

Total	500

Source: Chamber of Deputies

The Economy

Interest Rates

During 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during 2014. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.1% during 2014.

On February 11, 2016, the 28-day Cetes rate was 3.2% and the 91-day Cetes rate was 3.4%.

Employment and Labor

Unemployment has been and continues to be particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth preliminary figures for the unemployment rate and the total population in Mexico by state as of December 31, 2015:

	Unemployment Rate %	Population
Aguascalientes	4.2	1,287,660
Baja California	3.6	3,484,150
Baja California Sur	4.2	763,929
Campeche	3.0	907,878
Coahuila	4.3	2,960,681
Colima	4.2	723,455
Chiapas	3.2	5,252,808
Chihuahua	3.3	3,710,129
Distrito Federal	5.2	8,854,600
Durango	3.9	1,764,726
Guanajuato	4.3	5,817,614
Guerrero	2.1	3,568,139
Hidalgo	3.1	2,878,369
Jalisco	4.3	7,931,267
México	5.7	16,870,388
Michoacán	3.1	4,596,499
Morelos	3.2	1,920,350
Nayarit	4.6	1,223,797
Nuevo León	3.8	5,085,848
Oaxaca	2.7	4,012,295
Puebla	3.0	6,193,836
Querétaro	4.6	2,004,472
Quintana Roo	3.7	1,574,824
San Luis Potosí	2.6	2,753,478
Sinaloa	4.3	2,984,571
Sonora	4.7	2,932,821
Tabasco	7.6	2,383,900
Tamaulipas	4.1	3,543,366
Tlaxcala	4.9	1,278,308
Veracruz	4.1	8,046,828
Yucatán	2.6	2,118,762
Zacatecas	3.6	1,576,068

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth preliminary figures for the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2015:

Percentage
Services	42.1
Commerce	20.0
Manufacturing	15.7
Agriculture	13.5
Construction	7.5
Other	0.8
Unspecified	0.5

Source: INEGI and National Population Council

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of December 31, 2015, there were no strikes that affected the federal jurisdiction.

Financial System

Central Bank and Monetary Policy

At December 31, 2015, Mexico’s M1 money supply was 18.6% greater in real terms than the level at December 31, 2014. The amount of bills and coins held by the public was 19.4% greater in real terms than at December 31, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 11.9% greater in real terms than at the same date in 2014.

At December 31, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 7.0% greater in real terms than financial savings at December 31, 2014. Savings generated by Mexican residents increased by 10.0% and savings generated by non-residents increased by 1.3%, both in real terms, as compared to the same period of 2014.

At December 31, 2015, the monetary base totaled Ps. 1,241.7 billion, a 16.8% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014, due to a 17.2% nominal increase in the amount of bills and coins held by the public and a 9.8% nominal increase in checking account deposits. This increase was caused, in part, by fiscal reforms and the temporary effects of local campaigns and elections.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

At February 11, 2016, the IPC stood at 42,359.3 points, representing a 1.44% decrease from the level at December 31, 2015.

Banking Supervision and Support

At December 31, 2015, the total loan portfolio of the banking system was 15.9% greater in real terms than the total loan portfolio at December 31, 2014.

According to preliminary figures, at December 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 85.4 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.3%, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks at December 31, 2015 totaled Ps. 114.4 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 134.0% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2015, Mexico registered a trade deficit of U.S. $14.5 billion, as compared to a trade deficit of U.S. $2.8 billion during 2014. This was caused mainly by a reduction in oil and oil products exports. In particular, exports increased or decreased as follows, each as compared to 2014:

•	petroleum exports decreased by 45.0%;

•	non-petroleum exports increased by 0.8%;

•	merchandise exports decreased by 4.1%, to U.S. $380.8 billion, as compared to U.S. $397.1 billion during 2014; and

•	exports of manufactured goods (which represented 89.3% of total merchandise exports) increased by 0.8%.

According to preliminary figures, during 2015, total imports decreased by 1.2%, to U.S. $395.2 billion, as compared to U.S. $400.0 billion during 2014. In particular, imports increased or decreased as follows, each as compared to 2014:

•	imports of intermediate goods decreased by 1.6%;

•	imports of capital goods increased by 5.2%; and

•	imports of consumer goods decreased by 3.5%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$23,432
Crude oil	35,919	49,381	46,852	42,712	35,855	18,779
Other	5,775	7,063	6,103	6,770	6,731	4,653
Non-oil products	256,780	292,990	317,814	330,534	354,542	357,340
Agricultural	8,610	10,309	10,914	11,246	12,181	12,858
Mining	2,424	4,063	4,906	4,714	5,064	4,505
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	339,977

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	380,772
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	56,279
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	297,253
Capital goods	30,247	35,032	38,568	39,057	39,647	41,700

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	395,232

Trade balance	$(3,009)	$(1,410)	$18	$(1,195)	$(2,849)	$(14,460)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$43.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

At February 5, 2016, Banco de México’s international reserves totaled U.S. $175.0 billion, a decrease of U.S. $1.8 billion as compared to international reserves at December 31, 2015. At February 5, 2016, Banco de México’s net international assets totaled U.S. $181.1 billion, an increase of U.S. $3.5 billion from the amount at December 31, 2015.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

On February 11, 2016, the peso/dollar exchange rate closed at Ps. 18.7818 = U.S. $1.00, a 9.2% depreciation in dollar terms as compared to the rate on December 31, 2015. The peso/U.S. dollar exchange rate announced by Banco de México on February 11, 2016 (which took effect on the second business day thereafter) was Ps. 19.1754 = U.S. $1.00.

On November 19, 2015, the Foreign Exchange Commission revised its auction mechanism in order to continue providing liquidity to the foreign exchange market. This mechanism consists of auctions of U.S. $200 million when the exchange rate increases by at least 1.0% compared to the preceding business day, and auctions of an additional U.S. $200 million when the exchange rate increases by at least 1.5% compared to the preceding business day. On January 28, 2016, the Foreign Exchange Commission announced that, due to the volatility that continued to be observed in the international financial markets, it would extend this mechanism until March 31, 2016.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 637.6 billion (including physical investment expenditures by PEMEX) during 2015. This deficit was Ps. 543.1 billion during 2014. The public sector balance registered a deficit of Ps. 490.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 410.4 billion deficit registered for the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 217.6 billion during 2015, 13.4% lower in nominal terms than during 2014.

According to preliminary figures, during 2015, public sector budgetary revenues amounted to Ps. 4,264.6 billion in nominal pesos, 4.8% greater in real terms as compared to 2014. During 2015, revenues have increased or decreased as follows, each in real terms and as compared to 2014:

•	crude oil revenues decreased by 32.5%;

•	non-oil tax revenues increased by 28.2%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.1 percentage points, to 10.0%, as compared to approximately 11.1% in 2014.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2010-2015, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, the Comisión Federal de Electricidad (CFE), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2010	2011	2012	2013	2014(1)	2015(1)	2015 Budget(1)(2)(3)
			(in billions of constant pesos(4))

Budgetary expenditures	3,333.9	3,631.3	3,920.3	4,178.3	4,528.0	4,892.0	4,663.6
Current expenditures	2,673.9	2,927.8	3,178.8	3,302.5	3,632.3	3,955.2	3,820.1
Salaries	477.6	519.2	564.5	589.1	633.6	679.6	692.3
Federal Government	196.2	207.0	228.2	229.4	245.4	267.3	279.4
Public agencies	281.4	312.2	336.3	359.6	388.3	412.3	413.0
PEMEX	90.3	99.6	106.6	113.8	122.9	132.3	133.2
CFE	48.3	58.3	65.1	70.7	79.4	84.2	83.1
IMSS	115.8	124.9	133.7	142.5	152.2	160.6	161.9
ISSSTE	27.1	29.4	30.9	32.6	33.8	35.2	34.7
Interest	255.8	273.9	305.1	314.6	346.0	407.9	401.5
Federal Government	216.3	240.5	256.9	270.3	291.8	322.2	333.0
Public agencies	39.5	33.4	48.2	44.3	54.1	85.7	68.5
PEMEX	33.4	25.2	38.4	32.6	42.7	72.2	54.0
CFE	6.0	8.2	9.8	11.7	11.5	13.5	14.5
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	762.0	857.5	931.2	992.5	1,109.5	1,189.9	1,194.0
Total	1,048.1	1,159.2	1,279.4	1,367.8	1,514.3	1,636.0	1,593.2
To public sector	286.1	301.7	348.2	375.3	404.8	446.1	399.3
States’ revenue sharing	437.3	477.3	494.3	532.5	584.9	629.1	607.1
Acquisitions	216.6	240.9	266.3	270.4	239.8	230.9	233.1
Federal Government	18.7	21.2	20.3	18.4	19.9	23.5	23.1
Public agencies	197.9	219.7	246.0	252.0	219.8	207.4	210.0
PEMEX	11.9	9.7	10.2	8.8	7.9	8.0	9.1
CFE	138.2	153.1	173.9	183.1	151.5	131.1	133.1
IMSS	35.2	39.1	46.0	44.9	48.0	52.1	51.5
ISSSTE	12.6	17.9	15.9	15.2	12.4	16.2	16.3
Other current expenditures	524.6	559.0	617.5	603.4	718.5	817.8	692.1
Federal Government	151.2	168.6	176.3	149.8	194.7	230.4	172.8
Public agencies	373.4	390.4	441.1	453.6	523.9	587.4	519.3
PEMEX	41.4	34.2	35.4	33.7	45.1	58.0	31.9
CFE	48.6	38.4	51.4	36.7	45.2	49.6	54.5
IMSS	181.2	202.1	227.8	246.6	277.7	305.8	278.5
ISSSTE	102.2	115.7	126.5	136.6	156.0	174.1	154.5
Capital expenditures	660.1	703.5	741.5	875.8	895.7	936.8	874.5
Federal Government	349.3	388.8	387.2	502.5	495.7	591.1	455.4
Public agencies	310.8	314.8	354.3	373.3	400.0	345.6	419.1
PEMEX	266.5	266.0	309.9	331.3	356.9	303.5	366.4
CFE	32.1	36.0	34.1	33.8	40.3	36.9	43.8
IMSS	7.5	8.4	8.1	3.2	2.5	3.1	5.8
ISSSTE	4.6	4.4	2.2	4.9	0.4	2.1	3.2
Payments due in previous years	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014.
(3)	Figures do not take into account expenditure reductions announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2015, net public sector budgetary expenditures increased by 5.8% in real terms as compared to 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 7.0% in real terms as compared to 2014. During 2015, the financial cost of public sector debt increased by 15.4% in real terms as compared to 2014.

The following indicates the remaining amounts in various stabilization funds as of December 31, 2015:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Mexican government officials have stated that the Federal Government is considering measures to support PEMEX in view of the challenges posed by low oil prices, including measures to reduce PEMEX’s expenditures, other measures to improve its operating efficiency and some limited direct financial support. Any reduction to PEMEX’s expenditures would require approval by its board of directors and the precise nature and timing of any possible measures by the Federal Government have not yet been determined.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2015, the Government’s net internal debt totaled Ps. 4,814.1 billion, an 11.3% increase in nominal terms as compared to Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 153.8 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,379.9 billion according to preliminary figures, a 12.0% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Government’s gross internal debt totaled Ps. 5,074.0 billion, an 11.6 % increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31, 2014. Of the total gross internal debt of the Federal Government at December 31, 2015, Ps. 490.6 billion represented short-term debt, as compared to Ps. 520.8 billion at the end of 2014, and Ps. 4,583.4 billion represented long-term debt, as compared to Ps. 4,025.8 billion at the end of 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,639.5 billion at December 31, 2015 according to preliminary figures, an 11.7% increase in nominal terms as compared to Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Government’s financing costs on its internal debt totaled Ps. 262.4 billion, representing an 6.9% nominal increase as compared to its financing costs of Ps. 245.4 billion, during the same period of 2014.

As of December 31, 2015, the average maturity of the Government’s internal debt remained at 8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

										At December 31,
	2010			2011			2012			2013			2014			2015(2)
										(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		655.8	12.9
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		296.5	5.8
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,196.6	23.6
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,546.2	50.2
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		6.1	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		372.8	7.3

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)			(259.9)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,814.1

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%			26.9%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%			25.5%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 103.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014 and Ps. 153.8 billion for 2015 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy–––Employment and Labor” in the 2014 Form 18-K. This figure also includes Ps. 50 billion for Pemex’s promissory note regarding the pension liability reduction.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2015, outstanding gross public sector external debt totaled U.S. $162.2 billion, an approximate U.S. $14.5 million increase from the U.S. $147.7 billion outstanding at the end of 2014. Of this amount, U.S. $159.1 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 43.2% of nominal GDP, an increase of 4.6 percentage points from the end of 2014.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
2015(3)		82,493		69,621		6,943		159,057		3,152		162,209

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		1,011	0.6
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%

Net External Debt of the Public Sector

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5
Gross External Debt/GDP		9.8%		10.4%		10.1%		10.5%		12.1%		14.8%
Net External Debt/GDP		9.2%		10.12%		9.8%		10.2%		12.0%		14.7%

Gross External Debt of the Federal Government

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,177	2.6
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		19	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%

Net External Debt of the Federal Government

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3

Gross External Debt/GDP		5.1%		5.5%		5.4%		5.6%		6.4%		7.5%
Net External Debt/GDP		4.6%		5.4%		5.3%		5.5%		6.3%		7.5%

Net Debt of the Federal Government

	At December 31,
	2010	2011	2012	2013	2014	2015(3)
External Debt	18.7%	21.1%	19.7%	19.0%	20.8%	22.7%
Internal Debt	81.3%	78.9%	80.3%	81.0%	79.2%	77.3%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 21, 2016, Mexico issued U.S. $2.25 billion of its 4.125% Global Notes due 2026. The notes were issued under Mexico’s U.S. $110 billion Global Medium-Term Notes Program.